Mail Stop 3561

January 24, 2008

Mr. Patrick J. Ottensmeyer
Chief Financial Officer
Montes Urale, 625
Lomas de Chapultepec
11000 Mexico, D.F. Mexico

       Re: **Kansas City Southern de Mexico, S.A. DE C.V.**
                  Form 10-K for the year ended December 31, 2006
                  Filed February 27, 2007
                  File No. 333-08322

Dear Mr. Ottensmeyer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     Linda Cvrkel
                     Branch Chief